Exhibit (g)(1)(viii)

FUNDSETTLE SUPPLEMENTAL AGREEMENT

This FundSettle Supplemental Agreement (the “Supplemental Agreement”) is made on January 24, 2019 by and between:

(1)                                 BAILLIE GIFFORD FUNDS, a Massachusetts business trust organized under the laws of the State of Massachusetts (“Customer”); and

(2)                                 THE BANK OF NEW YORK MELLON, a banking corporation organised pursuant to the laws of the State of New York, and having a principal place of business at 225 Liberty Street, New York, New York 10286 (“BNY Mellon”),

each a “Party” and together, the “Parties”.

WHEREAS

(A)                               BNY Mellon and Euroclear Bank SA/NV (“Euroclear”) have worked together to develop functionalities allowing the integrated processing of subscriptions and redemptions (“Transactions”) of certain mutual funds (each a “Fund”) whereby execution orders of BNY Mellon’s clients are placed on the FundSettle platform of Euroclear by such client with the settlement of these orders recorded on BNY Mellon’s books and records of such client’s custody account with BNY Mellon (“FundSettle Services”).

(B)                               Customer and BNY Mellon have entered into an agreement for the provision of custody services (as such agreement may be amended from time to time, the “Custody Agreement”).

(C)                               BNY Mellon has arranged for Customer to have access to the FundSettle Service.  Customer wishes to appoint BNY Mellon to provide it with FundSettle Services.

1.                                      Interpretation

1.1                               This Supplemental Agreement supplements the Custody Agreement and, accordingly, the terms of the Custody Agreement together with the terms of this Supplemental Agreement apply to the provision of FundSettle Services.

1.2                               Unless otherwise stated, terms used but not defined in this Supplemental Agreement shall have the meaning given to them in the Custody Agreement.

1.3                               As it relates to the FundSettle Services, in case of a conflict between this Supplemental Agreement and the Custody Agreement, the terms of this Supplemental Agreement shall prevail.

2.                                      FundSettle Services

2.1                               Customer has requested BNY Mellon to provide FundSettle Services to Customer in accordance with the terms of this Supplemental Agreement and BNY Mellon hereby agrees to provide, with effect from the date of this Supplemental Agreement, FundSettle Services including access by the Customer and/or its agent to the FundSettle platform of Euroclear via the account of BNY Mellon or a BNY Mellon affiliate at Euroclear (“FS Account(s)”).

Customer represents and warrants that it has received and reviewed Euroclear’s Terms and Conditions governing use of Euroclear dated October 2017 (“Euroclear Terms and Conditions”), and that it accepts and agrees to comply with any relevant operational requirements of Euroclear Terms and Conditions applying to Customer’s role in relation to the FundSettle Services.

2.2                               The FundSettle Services shall form part of the services provided by BNY Mellon pursuant to the Custody Agreement (the “Custody Services”) and BNY Mellon shall be responsible for performance of the FundSettle Services in accordance with the Custody Agreement and in the same manner and to the same extent as the Custody Services.  BNY Mellon shall record Transactions on BNY Mellon’s books and records of Customer’s custody account.

2.3                               BNY Mellon shall comply with all Instructions from Customer or Authorized Persons in relation to Transactions as provided in the Custody Agreement.

2.4                               The Funds to be settled via the FundSettle Services shall be those selected by Customer (or its agent) and which are eligible on the FundSettle platform of Euroclear (“Fund Shares”).

2.5                               Where Customer (or its agent) sends to BNY Mellon a Transaction instruction to be executed prior to the appropriate account(s) being opened on the FundSettle platform and/or at the level of the Fund’s transfer agent (“TA”), BNY Mellon shall use reasonable efforts to instruct Euroclear to set up the relevant account(s) or to set up an account with such a TA in order to execute the instruction of Customer (or its agent). Nonetheless, in such a case, BNY Mellon shall not be held liable to Customer for any Losses (as defined in clause 5.2 below) resulting from any delay in executing Customer’s instruction except to the extent resulting from BNY Mellon’s negligence, fraud or willful misconduct.

2.6                               Customer agrees that (a) all Instructions from Customer (or its agent) in connection with the FundSettle Services and (b) settlement instructions of Euroclear in relation to Customer’s Transactions on FundSettle shall each be construed as authorized Instructions of Customer under the Custody Agreement.

2.7                               Customer acknowledges that BNY Mellon may, in its discretion, establish and impose certain limitations on Customer’s use of the FundSettle Service in the form of trading limits which shall be as communicated to Customer by BNY Mellon from time to time (the “FundSettle Trading Limits”). Customer is responsible for ensuring that Transactions in Funds do not exceed the FundSettle Trading Limits and BNY Mellon accepts no liability for delay or failure in the FundSettle Services due to the application of the FundSettle Trading Limits.

2.8                               All Instructions of Customer (or its agent) shall be sent by electronic means via the FundSettle platform and shall only be sent by facsimile to BNY Mellon or a BNY Mellon affiliate, as directed by BNY Mellon, in the event that the

FundSettle platform is not operational for the communication of such instructions.

2.9                               Fund Shares should be registered or recorded with the TA under the name of the FundSettle nominee (“FS Nominee”) but the Customer shall be deemed the beneficial owner of the Fund Shares.  If Fund Shares are registered or recorded with the TA in any name other than the FS Nominee name, Customer hereby irrevocably authorizes BNY Mellon to take any actions required to re-register or record the Fund Shares with the TA in the FS Nominee name.

2.10                        BNY Mellon shall have no responsibility or liability for Losses incurred by Customer in connection with the use of the FundSettle platform of Euroclear and/or the FundSettle Services except to the extent resulting directly from the negligence, fraud or willful misconduct of BNY Mellon.  BNY Mellon shall have no liability whatsoever for any act or omission of Euroclear.

2.11                        In consideration of the FundSettle Services, Customer shall pay to BNY Mellon such fees as are agreed upon in writing from time to time.  Fees hereunder are solely in consideration of the FundSettle Services and are in addition to and separate from (i) any other fees or compensation to which BNY Mellon (or any BNY Mellon affiliate) may be entitled under the Custody Agreement or under any other agreement between the Parties hereto.

3.                                      Customer’s Representations and Warranties

3.1                               By making use of the FundSettle Services, Customer represents and warrants to BNY Mellon that:

(a)                                 It is acting for its own account and has made an independent decision in connection with Customer’s purchase, redemption or exchange of the Fund Shares that are the subject of any Transaction.  BNY Mellon has not provided any advice or recommendation to Customer in relation to any Transaction.  Customer is not relying on any communication from or by BNY Mellon (written or oral) as investment advice or as a recommendation to enter into any Transaction, it being specifically understood that information and explanations provided by BNY Mellon  related to the FundSettle Services are not intended and shall not be construed as investment advice or a recommendation to enter into any Transaction; and

(b)                                 It is the responsibility of the Customer or its agent to review and comply with all legal requirements applicable to, and the terms of the prospectus for, each Fund in respect of which it directs BNY Mellon to process a Transaction, including, but not limited to, the fees and expenses to be borne by Customer and the eligibility requirements for the ownership of each Fund including those relating to ownership by foreign investors.

3.2                               By making use of the FundSettle Services, Customer authorizes:

(a)                                 BNY Mellon:

(i)                                      to authorize Euroclear to accept any and all instructions from, send reports to, and otherwise deal with, Customer (or its agent) as if Customer (or its agent) were a participant of Euroclear for the FS Account(s); and

(ii)                                  to facilitate the transmission of  Customer’s (or its agent’s) instructions in respect of the FundSettle Services to Euroclear on its behalf; and

(b)                                 the receipt, collection, processing and transfer of such information regarding Customer as may be necessary in connection with the FundSettle Services.

4.                                      Undertakings

4.1                               In connection with making use of the FundSettle Services, Customer undertakes the following:

(a)                                 to provide (or arrange for its agent to provide) BNY Mellon in a timely manner with all information and documentation as Euroclear may from time to time reasonably request including (i) for the purposes of satisfying its compliance policies and legal and regulatory duties, and/or (ii) in connection with the performance by Euroclear of any actions under the powers of attorney referred to in clause 3.2(a)(ii);

(b)                                 to promptly take any reasonable action and to sign any documents required to complete any requested re-registration or recording (or arrange for its agent to do so).  In case registration or recording under the FS Nominee is not possible for any reasons whatsoever, BNY Mellon may decide in its sole discretion not to provide the service hereunder in respect of such Fund Shares and shall inform Customer accordingly; and

(c)                                  in the event that BNY Mellon is or becomes subject to any legal or regulatory requirements, including but not limited to reporting obligations, due to the registration or recording of Fund Shares with the TA in any name other than the FS Nominee, to provide (or arrange for its agent to provide) any assistance as reasonably required by BNY Mellon in order to allow BNY Mellon to comply with such requirements, until such time as the re-registration or recording is complete.

5.                                      Indemnities

5.1                               Customer acknowledges that it shall be fully and solely responsible for Losses (as defined below) incurred by BNY Mellon as a result of any Instruction given by Customer to Euroclear, except to the extent such Losses are caused by the negligence, fraud, or willful misconduct of BNY Mellon or its affiliates.

5.2                               Customer shall indemnify BNY Mellon and shall hold BNY Mellon harmless from and against any and all claims, demands, liabilities, costs, expenses, penalties, damages, taxes, duties, fines, or interest (in each case including reasonable legal and accountant’s fees) (“Losses”) which may be incurred by, imposed on or brought against BNY Mellon directly as a result of the Customer’s use of the FundSettle Services or any Transaction, including but not limited to Losses caused by any failure by the Customer to comply with any relevant operational requirements of Euroclear Terms and Conditions which apply to Customer’s role in relation to the FundSettle Services, except to the extent that such Losses result directly from BNY Mellon’s (or any BNY Mellon affiliate’s) negligence, fraud, or willful misconduct .

6.                                      Confirmations

6.1                               All contract notes or confirmations issued by BNY Mellon or a BNY Mellon affiliate shall bind the Customer unless a detailed objection is received in writing by BNY Mellon no later than thirty (30) days following dispatch of the contract note or confirmation.

7.                                      Amendment

BNY Mellon may amend this Supplemental Agreement from time to time by notice in writing to the Customer in order to comply with applicable rules and requirements of governmental agencies or regulatory authorities provided that, unless it is impracticable in the circumstances to do so, BNY Mellon shall give the Customer at least thirty (30) Business Days prior notice of any such amendment.  Otherwise, this Supplemental Agreement may only be amended by written agreement of the Parties

8.                                      Termination

This Supplemental Agreement shall terminate automatically, and without further action required by either Party, upon termination of the Custody Agreement. Notwithstanding the foregoing:

(a)                                 either Party may terminate this Supplemental Agreement upon at least thirty (30) Business Days prior written notification to the other Party; and

(b)                                 BNY Mellon may terminate this Supplemental Agreement upon written notice to the Customer in the event that the FundSettle Platform of Euroclear ceases to be available to BNY Mellon.

but in either case without prejudice to any Transactions that the Customer (or its agent) has instructed BNY Mellon to carry out prior to such notification being received.

9.                                      Massachusetts Business Trust

A copy of the Declaration of Trust of Customer is on file with the Secretary of The Commonwealth of Massachusetts. BNY Mellon acknowledges that the obligations of or arising out of this Supplemental Agreement are not binding upon any of Customer’s Trustees, officers, employees, agents or shareholders individually. Assets and liabilities of each series fund of Customer are separate and distinct and the obligations of or arising out of this Supplemental Agreement concerning a series fund are binding solely upon the assets or property of such series fund and not upon the assets or property of any other series fund.

10.                               Entire agreement

This Supplemental Agreement and the Custody Agreement constitute the entire agreement of the Parties in relation to the subject matter hereof and supersede all prior oral or written agreements in relation to such subject matter.

11.                               Governing law and jurisdiction

This Supplemental Agreement shall be governed by and construed in accordance with, the same governing law and jurisdiction provisions as are in the Custody Agreement.

12.                               Counterparts

This Supplemental Agreement may be executed in any number of counterparts, each of which is an original, but such counterparts shall, together, constitute only one instrument.

The Parties hereto have executed this Supplemental Agreement as of the date first set forth above. Each Party acknowledges receipt of its own original.

BAILLIE GIFFORD FUNDS		THE BANK OF NEW YORK MELLON

By:	/s/ Julie Paul	By:	/s/ Daron Pearce

Name:	Julie Paul	Name:	Daron Pearce

Title:	Vice President	Title:	CEO, Asset Servicing, EMEA

Date:	November 5, 2018	Date:	January 24, 2019